Exhibit 99.1

April 24, 2024

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.

Enclosed is a Notice of the 2024 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”), which will be held at the offices of Seward & Kissel, One Battery Park Plaza, N Y., N.Y. 10004 on Thursday, May 16, 2024 at 10:00 a.m., EST, and the Company’s Proxy Statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2023 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125, Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1.	The Proposal to elect one Class I Director to serve for a term of three years until our 2027 Annual Meeting of Shareholders (the “Proposal”); and
2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company unanimously recommends that shareholders vote “FOR” the Proposal.

Only holders of record of shares of our common stock, par value $0.001 per share (the “Common Shares”) at the close of business on March 20, 2024 will be entitled to vote at the Meeting.

Provided that a quorum is present, the Proposal will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON MARCH 20, 2024, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Valentios Valentis
Chairman and Chief Executive Officer

PYXIS TANKERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 16, 2024

NOTICE IS HEREBY given that the 2024 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”) will be held on Thursday, May 16, 2024 at 10:00 a.m., EST at the offices of Seward & Kissel, One Battery Park Plaza, N.Y., N.Y. 10004. The purpose of the Meeting, which is more completely set forth in the accompanying Proxy Statement, is the following:

1.	To elect one Class I Director to serve for a term of three years until our 2027 Annual Meeting of Shareholders (the “Proposal”); and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the close of business on March 20, 2024 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of our Common Shares on the Record Date will be entitled to vote at the Meeting.

Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meetings in person or by proxy shall be a quorum for the purposes of the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON MARCH 20, 2024, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2023 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Henry P. Williams
Chief Financial Officer
April 24, 2024
Maroussi, Greece

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 16, 2024

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Pyxis Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2024 Annual Meeting of Shareholders to be held at the offices of Seward & Kissel, One Battery Park Plaza, N.Y., N. Y. 10004 on Thursday, May 16, 2024 at 10:00 a.m., EST, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 24, 2024. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2023 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 20, 2024 (the “Record Date”), the Company had outstanding 10,497,990 shares of common stock, par value $0.001 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxy returned and not completed will be voted by management “FOR” the Proposal presented in the proxy statement. Mr. Valentios Valentis, the Company’s Chairman and Chief Executive Officer, is the beneficial owner of approximately 54.6% of the Common Shares as of the Record Date, and has advised the Company that he intends to vote “FOR” the Proposal, as set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the Proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

Assuming that Mr. Valentis votes for the Proposal, a quorum for the Meeting should be present for the Meeting and the Proposal approved by the Company’s shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “PXS”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company’s executive offices, 59 K. Karamanli Street, Maroussi, 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

THE PROPOSAL

ELECTION OF DIRECTORS

The Company currently has four directors, all of whom are divided into three classes. As provided in our Articles of Incorporation (the “Articles of Incorporation”), each director is elected to serve for a three-year term and until such director’s successor is elected and has been qualified. The term of our current Class I Director expires at the Meeting.

Upon recommendation from the Company’s Nomination and Corporate Governance Committee, the Board has nominated Mr. Valentios Valentis, for re-election as the Class I Director whose terms will expire at our 2027 Annual Meeting of Shareholders and until such director’s successor is elected and has qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of Mr. Valentis, It is expected that Mr. Valentis will be able to serve, but if before the election it develops that either one is unavailable, the persons named in the accompanying proxy will vote “FOR” the election of such substitute nominee or nominees as the current Board may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for Director of the Company is set forth below:

Name	Age	Position
Valentios Valentis	57	Class I Director

Valentios “Eddie” Valentis, a Class I director, has over 30 years of shipping industry experience, including owning, operating and managing tankers and bulk carriers. He has served as Chief Executive Officer and Chairman of our Board of Directors since the Company’s inception. Mr. Valentis founded Pyxis Maritime Corp and has served as President of the company since then. Since 2001, Mr. Valentis has served as President and Managing Director of Konkar Shipping Agencies S.A., a dry-bulk operator based in Greece. Following his completion of naval service in 1992 and through 2001, Mr. Valentis held various positions in the maritime industry including dry cargo chartering, operation of dry bulk vessels and has worked also in the salvage and towage sector. Mr. Valentis serves as a member of the Greek Committee of NKK Classification Society, as an executive committee member of the International Association of Independent Tanker Owners (INTERTANKO), he also serves in the executive committee of the Maltese international ship owners association. In 2023, Mr. Valentis was elected in the Board of Governors of the Piraeus Propeller Club and is in charge of the Maritime Committee. Mr. Valentis holds an MBA from Southern New Hampshire University.

Required Vote. Adoption of the Proposal requires the affirmative vote of the plurality of the votes cast by shareholders entitled to vote at the Meeting.

Effect of Abstentions. Abstentions will not affect the vote on the Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ELECTION OF VALENTIOS VALENTIS TO THE BOARD, AS A CLASS I DIRECTOR, FOR A THREE-YEAR TERM. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Shareholders may be solicited by mail, telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Henry P. Williams
Chief Financial Officer
April 24, 2024
Maroussi, Greece